SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No. 7)*

NAME OF ISSUER:   PHARMACEUTICAL RESOURCES, INC.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  717125108

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:
     Kenneth I. Sawyer
     c/o Pharmaceutical Resources, Inc.
     One Ram Ridge Road
     Spring Valley, New York 10977
     (914) 425-7100

DATE OF EVENT WHICH REQUIRES FILING:  June 3, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ______.

Check the following box if a fee is being paid with the statement __________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.:  717125108

1.   NAME OF REPORTING PERSON:  Kenneth I. Sawyer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)           (b)

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:  Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):  _________


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.   SOLE VOTING POWER:  801,900

8.   SHARED VOTING POWER:  0

9.   SOLE DISPOSITIVE POWER:  801,900

10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  801,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   _________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             4.2%

14.  TYPE OF REPORTING PERSON:  IN

          This Amendment No. 7 amends and supplements the
Schedule 13D dated May 18, 1990, as amended on May 29, 1990, on July 10, 1990, on June 11, 1991, on April 1, 1992, on
August 7, 1992 and on July 18, 1995, of Mr. Kenneth I. Sawyer, an individual, with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Pharmaceutical Resources, Inc., a New Jersey corporation (the "Company"). The Company is the successor to Par Pharmaceutical, Inc., CUSIP No. 698882107 ("Par").

ITEM 1.  SECURITY AND ISSUER

          The title of the class of equity securities to which this Amendment No. 7 to Schedule 13D relates is Common Stock. The principal executive offices of the Company are located at One Ram Ridge Road, Spring Valley, New York 10977.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) This Amendment No. 7 to Schedule 13D is being filed by Kenneth I. Sawyer (the "Reporting Person").

          (b)  The principal business address of the
Reporting Person is located at c/o Pharmaceutical Resources, Inc., One Ram Ridge Road, Spring Valley, New York 10977.

          (c)  The Reporting Person is the President, Chief
Executive Office and Chairman of the Board of Directors of the Company.

          (d) and (e) During the last five years, the Reporting Person has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

          (f)  U.S. citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          (a)  In an open market transaction, Kenneth I.
Sawyer, the Reporting Person, purchased on July 7, 1995,
1,000 shares of Common Stock at a price of $10.25 per share.
The total purchase price of $10,250 was paid by the Reporting Person without the use of borrowed funds.

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          (b)  The Compensation and Stock Option Committee
of the Board of Directors of the Company (the "Compensation Committee") granted to the Reporting Person stock options to acquire up to 1,000,000 shares of Common Stock under the Company's stock option plans in connection with the employment of the Reporting Person by the Company. These stock options were issued during the period from June 11, 1991 to April 8, 1993. Of these stock options, options to purchase an aggregate of 380,000 shares of Common Stock (the "Option Stock") expire on June 10, 1996 (the "Expiring Options"). The Expiring Options had an exercise price of $3.50 per share. The Reporting Person exercised all of the Expiring Options during the period from May 29, 1996, to June 4, 1996. The total purchase price of $1,330,000 for the Option Stock was paid by the Reporting Person with the use of a margin loan (the "Margin Loan") from Paine Webber Inc., a broker-dealer, and certain of the Option Stock was pledged to such broker-dealer to secure the margin loan in respect of the Option Stock.

          (c) The Compensation Committee also granted, on May 24, 1996, to the Reporting Person an option to acquire up to 75,000 shares of Common Stock under the Company's 1990 Stock Incentive Plan in connection with the employment of the Reporting Person by the Company. Of such stock options, one third were exercisable on the date of grant, and an additional one third of such stock options will become exercisable on each of May 24, 1997 and May 24, 1998. The Compensation Committee also, on May 24, 1996, agreed to grant the Reporting Person a stock option to acquire an additional 75,000 shares of Common Stock on May 14, 1997, if the Reporting Person is then employed by the Company.

ITEM 4.   PURPOSE OF TRANSACTION

          (a)  The purpose of the transaction described in
Item 3(a) was to increase the Reporting Person's ownership of shares of Common Stock.

          The purpose of the purchase transaction described in Item 3(b) was to exercise the Expiring Options prior to their expiration on June 10, 1996. Subsequent to the exercise of the Expiring Options, the Reporting Person sold an aggregate of 230,000 shares of the Option Stock in open market transactions and a block sale transaction. A portion of the proceeds for such sales were used to repay a portion of the Margin Loan.

          The stock options described in Item 3(c) were granted in connection with the Reporting Person's employment by the Company.

          Except as described above, the Reporting Person has no plans or proposals which relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of the General Instruction to Schedule
13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) According to information provided by the Company, 18,660,879 shares of Common Stock were outstanding as of June 6, 1996. Based upon such information, the Reporting Person may be deemed by Rule 13e-1 promulgated under the Securities Exchange Act of 1934 to beneficially own 801,900 shares of Common Stock, representing approximately 4.2% of the shares of Common Stock outstanding as of June 6, 1996.

          (b) The Reporting Person has (i) sole voting power on all matters and sole power to dispose of 801,900 shares of Common Stock beneficially owned by him (of which 645,000 shares are issuable upon the exercise of options exercisable within 60 days) and (ii) shared voting and power to dispose with respect to none of the shares beneficially owned by him.

          (c) Between May 29, 1996 and June 4, 1996, the Reporting Person exercised the Expiring Options to purchase an aggregate of 380,000 shares of the Option Stock. The Reporting Person sold 130,000 shares of the Option Stock in open market transactions during the period from May 29, 1996 to June 4, 1996, and the Reporting Person sold 100,000 shares of the Option Stock to Clal Pharmaceutical Industries Ltd., in a block sale executed through Paine Webber Inc., on June 3, 1996, at $7.125 per share.

          (d) The Reporting Person has the right to receive the power to direct the receipt of dividends from the proceeds of all of the shares of Common Stock beneficially owned by him.

          (e) This Amendment No. 7 to Schedule 13D is being filed to report the fact that, as of June 3, 1996, the Reporting Person ceased to be the beneficial owner of more than five percent of the securities described.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

          Not applicable.

ITEM 7.   MATERIALS TO BE FILED AS AN EXHIBIT

          Not applicable.


                          SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule
13D is true, complete and correct.


Dated:  June 10, 1996

                              /s/ Kenneth I. Sawyer
                              ---------------------------
                              KENNETH I. SAWYER